UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington D.C. 20549

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Form 6-K

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REPORT OF FOREIGN ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16

OF THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2017

Commission File Number: 001-33429

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Acorn International, Inc.

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19/F, 20th Building, 487 Tianlin Road

Shanghai, 200233

People’s Republic of China

(Address of principal executive office)

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Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒          Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐          No ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):82- N/A

Explanatory Note

On December 1, 2016, the Company filed an action in the Grand Court of the Cayman Islands, (the "Cayman Court"), against three of its former directors: Mr. Andrew Y. Yan and two others (the “Defendants”).

The action arises out of the previously disclosed dispute between two groups of our shareholders and the actions previously taken by (inter alios) the Defendants. Among other things, the dispute involved (i) the improper removal of Mr. Robert W. Roche by our then-board of directors (at the time comprised of Mr. Robert W. Roche, Mr. William Liang and (inter alios) the Defendants), from his role as executive chairman in August 2014 and, as a result, his preclusion from involvement in our day-to-day operations and management, (ii) various efforts by Mr. Roche (which were improperly rejected by our then-board of directors) to call an extraordinary general meeting of shareholders, ("EGM"), for the purpose of removing certain of our directors, (iii) Acorn Composite Corporation (a company wholly owned by Mr. Roche), filing a petition in the Cayman Islands in September 2014, seeking a winding up of the Company (or, in the alternative, other remedies), (iv) a cross-petition brought by shareholders of our Company including (inter alios) the Defendants also seeking a winding up of the Company (or, in the alternative, other remedies) based on, among other things, allegations that Mr. Roche engaged in conduct and/or threatened to engage in conduct harmful to the Company (later held by the Cayman Court to be unfounded allegations), and (v) four new directors being elected in December 2014 at our annual general meeting over Mr. Roche’s objection.

In March 2015, the Cayman Court found in favor of Acorn Composite Corporation and made an order dismissing the cross-petition and, in lieu of making a winding-up order, granting Acorn Composite Corporation certain of the alternative remedies it sought, by directing that we call an EGM that was held on May 4, 2015 for the purpose of considering resolutions: (i) to remove four then current directors from our board; (ii) to elect to our board of directors three new individuals nominated by Mr. Roche; (iii) to amend our articles of association to allow shareholders who, together hold not less than 30% of our issued shares, to convene an EGM unilaterally; and (iv) preventing the company from pursuing a proposal which would have diluted the shareholdings of its existing members. The EGM was held on May 4, 2015 with each of the resolutions passed. Following the EGM, the newly constituted board elected Mr. Roche as our executive chairman and chief executive officer.

The Cayman Court also (i) found (inter alia) that the Defendants had “acted in bad faith and exercised their powers, both in connection with Mr. Roche’s removal from office and in connection with the AGM and the related refusal to convene an EGM, for an improper purpose” and (ii) required (inter alia) the Defendants to pay Acorn Composite Corporation's expenses in connection with the cross-petition.

In May 2015, in connection with the resignation of Mr. Don Dongjie Yang as a Company director and officer, we entered into a Transitional Services and Separation Agreement (“TSSA”). Pursuant to the terms of the TSSA, among other things (i) we acquired and subsequently cancelled all of our ordinary shares (i.e., 6,518,656 ordinary shares) held by Mr. Yang through his wholly-owned company, D.Y. Capital, Inc., for nominal aggregate consideration of $1.00---at the time, these shares represented approximately 7.3% of our then outstanding ordinary shares and had a value of approximately $3.3 million; (ii) Mr. Yang agreed to assist in the transfer of the ownership of shares in various variable interest entities, or VIEs, whose assets and operating results are consolidated with ours; and (iii) we and Mr. Yang and our and his respective associated entities and persons gave a mutual waiver and release of all claims that each may have against one another for any matters arising or occurring prior to the date of the TSSA.

The complaint alleges that that the Defendants breached their fiduciary duties and are responsible for alleged misconduct in and/or mismanagement of our business resulting from, in addition to other actions outlined in the complaint, the wrongful removal of Mr. Roche as our chief executive officer, exposing us to contractual breach of contract claims, refusing to pursue valuable business opportunities and wrongful termination of certain employees resulting in unnecessary severance costs. Relief sought in connection with the alleged breach of fiduciary duties and misconduct and/or mismanagement consists of (i) initial monetary damage claims comprised of (x) US dollar denominated damages of approximately US$26,326,389.76, and (y) Renminbi denominated damages of approximately RMB 120,045,222 (equivalent to US$17,433,989.57 utilizing a conversion rate of 0.1452 as of November 30, 2016)), (ii) costs and (iii) such further or other relief as the Cayman Court considers just.

Acorn International, Inc.

Form 6-K

TABLE OF CONTENTS

Page
Signature	4
Exhibit 99.1 — Press Release dated February 14, 2017	5

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Acorn International, Inc.

	By:	/s/ Geoffrey Weiji Gao
	Name:	Geoffrey Weiji Gao
	Title:	Vice President & Chief Financial Officer

Date: February 14, 2017

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